SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Isilon Systems, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.00001 per share

(Title of Class of Securities)

46432L104

(CUSIP Number of Class of Securities Underlying Options)

Keenan M. Conder

Vice President, General Counsel and Corporate Secretary

Isilon Systems, Inc.

3101 Western Ave.

Seattle, WA 98121

(206) 315-7500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Craig Sherman

Drew Markham

Wilson Sonsini Goodrich & Rosati

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, WA 98104

(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,388,242.13	$77.46

*	Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,332,878 shares of the Issuer’s common stock having an aggregate value of $1,388,242.13 based on the Black-Scholes option pricing model as of April 20, 2009 will be exchanged or cancelled pursuant to this offer. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$77.46
Form or Registration No.:	SC TO-I
Filing party:	Isilon Systems, Inc.
Date filed:	April 24, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 24, 2009, relating to an offer by Isilon Systems, Inc. to its employees to exchange certain outstanding options to purchase up to an aggregate of 2,332,878 shares of Isilon’s common stock, whether vested or unvested, that (i) were granted prior to April 24, 2009 with an exercise price greater than $5.15; (ii) were granted under either the Isilon Systems, Inc. Amended and Restated 2001 Stock Plan or the Isilon Systems, Inc. 2006 Equity Incentive Plan; and (iii) are held by eligible option holders.

Filed in satisfaction of the reporting requirements of Rule 13e-4(e)(4) promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 is the final amendment to the Schedule TO made to report the results of the offer. Except as amended or supplemented hereby, all terms of the Schedule TO filed April 24, 2009 and the exhibits thereto remain unchanged.

Item 4.	Terms of the Transaction.

(a) This Amendment No. 1 hereby amends Item 4(a) of the Schedule TO filed April 24, 2009 by adding the following paragraph:

“The offer expired on May 22, 2009 at 5:00 p.m., Pacific Time. We have accepted for cancellation options to purchase an aggregate of 1,673,294 shares of our common stock, which were cancelled as of May 22, 2009, and, in exchange, have granted new options to purchase an aggregate of 1,122,407 shares of our common stock. The exercise price per share of the new options granted in the offer is $2.81, the closing price of our common stock as reported by The NASDAQ Global Market on May 22, 2009.”

Item 12.	Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

ISILON SYSTEMS, INC.

/s/ Keenan M. Conder
Keenan M. Conder
Vice President, General Counsel and Corporate Secretary

Date: May 26, 2009

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options, dated April 24, 2009.

(a)(1)(B)*	E-mail to all Eligible Employees Holding Eligible Options from Sujal Patel dated April 24, 2009.

(a)(1)(C)*	Summary of Stock Option Exchange Program.

(a)(1)(D)*	Form of E-mail Announcement of Offer to Exchange dated April 24, 2009.

(a)(1)(E)*	Election Form.

(a)(1)(F)*	Screen Shots of Offer Website.

(a)(1)(G)*	Confirmation of Receipt of Election Form.

(a)(1)(H)*	Form of Reminder E-mail.

(a)(1)(I)*	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(J)*	Agreement to Terms of Election.

(b)	Not applicable.

(d)(1)	The Isilon Systems, Inc. Amended and Restated 2001 Stock Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant’s registration statement on Form S-1, filed with the SEC on September 1, 2006).

(d)(2)	Form of Stock Option Agreement under the Isilon Systems, Inc. Amended and Restated 2001 Stock Plan (incorporated herein by reference to Exhibit 10.3 to the Registrant’s registration statement on Form S-1, filed with the SEC on September 1, 2006).

(d)(3)	The Isilon Systems, Inc. 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant’s registration statement on Form S-1/A, filed with the SEC on November 24, 2006).

(d)(4)	Form of Stock Option Agreement under the Isilon Systems, Inc. 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Registrant’s registration statement on Form S-1/A, filed with the SEC on November 24, 2006).

(d)(5)*	Form of Stock Option Agreement for Non-U.S. Employees under the Isilon Systems, Inc. 2006 Equity Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO-I on April 24, 2009.